June 12, 2014

VIA EDGAR AND UPS

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn:	Pamela Long, Assistant Director Era Anagnosti, Staff Attorney Kamyar Daneshvar, Staff Attorney

Re:	Century Communities, Inc. Amendment No. 4 to Registration Statement on Form S-1 File No. 333-195678

Dear Ms. Long:

Century Communities, Inc., a Delaware corporation (the “Company”), is filing today via EDGAR Amendment No. 4 (“Amendment No. 4”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), including the exhibits indicated therein. We are providing to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission six copies of Amendment No. 4 and the exhibits filed therewith, five copies of which have been marked to show the changes from Amendment No. 3 to the Registration Statement filed via EDGAR on June 5, 2014.

On behalf of the Company, this letter responds to the comments of the Staff concerning the Registration Statement, as set forth in the letter dated June 11, 2014 (the “Comment Letter”) addressed to Mr. Dale Francescon of the Company. For your convenience, we have repeated your comments and provided the response of the Company in bold. Please note that references to page numbers refer to the pages in the marked version of Amendment No. 4.

Please also note that the Company has included in Amendment No. 4 the Selling Stockholders Resale Prospectus in its entirety.

Capitalization, page 53

1.	Please reconcile the disclosure in note (1) on page 53 with the disclosure in note (1) on page 16. Please also reconcile the disclosures related to restricted shares on page 144 with the disclosures on page 147.

The Company has revised the disclosures in (i) footnote (1) to the table under “Capitalization” (page 53) and (ii) “Executive and Director Compensation—2013 Long-Term Incentive Plan—Outstanding and Pending Awards” (page 144), as requested.

U.S. Securities and Exchange Commission

June 12, 2014

Dilution, page 54

2.	In the first sentence of the third paragraph you state “As of March 31, 2014, our pro forma as adjusted net tangible book value was approximately $273.2 million”. It appears to us this amount represents actual net tangible book value. Please revise as appropriate.

The Company has revised the disclosure in “Dilution” (pages 54-55) as requested.

3.	It also appears to us the amount you present as total pro forma as adjusted net tangible book value immediately after this offering of $362.5 as of March 31, 2014 should be revised to reflect the goodwill and intangible assets you recorded related to your acquisition of LVLH. Please revise this amount and the related dilution disclosures as appropriate.

The Company has revised the disclosure in “Dilution” (pages 54-55) as requested.

We thank the Staff for its courtesies. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 568-3856 or William Wong at (310) 586-7858.

Sincerely,

/s/ Mark J. Kelson

Mark J. Kelson

cc:	Dale Francescon, Century Communities, Inc.

Robert Francescon, Century Communities, Inc.

David Messenger, Century Communities, Inc.

William Wong, Esq., Greenberg Traurig, LLP

Howard Adler, Esq., Gibson, Dunn & Crutcher LLP